MDS Nordion
    Science Advancing Health



March 6, 2000



Food Technology Service, Inc.
502 Prairie Mine Road
Mulberry, Florida 33860 U.S.A.

Attention:   Pete Ellis, President and CEO

Dear Sirs:

Re:  Simplification of Security Interests

The parties desire to simplify and consolidate the security interests securing Food Technology Service, Inc's ("FTSI") outstanding debt and other obligations.

Indebtedness

FTSI as at November 30, 1999, acknowledges its indebtedness to MDS Nordion Inc. ("Nordion") in the amount of $900,000US and accrued interest in the amount of $22,374,50US (the "Debt"), pursuant to cash advances made by Nordion to FTSI under the Agreement dated December 11, 1991, which sum is currently secured by a Convertible Debenture (the "Debenture") and the Mortgage and Security Agreement, respectively dated January 15, 1992. The Debt and any future payment or advance of funds to FTSI or to its benefit by Nordion after November 30, 1999, continue to bear annual interest, until full payment, at the rate of the Nations Bank prime rate in effect from time to time plus one percent (1%). The Debt, interest accruing thereon and any future advances or payments including payment of guarantees or indemnities to third parties made by Nordion to FTSI's benefit (collectively the "Indebtedness") remain, at Nordion's option, convertible at any time into common shares of FTSI based on the conversion rate of 70% of the closing price of FTSI's shares listed on NASDAQ on the last trade date prior to exercise of the conversion right.

Simplification and Consolidation

In order to simplify and consolidate the security interest securing the Indebtedness Nordion agrees (i) to release and discharge all underlying security interests registered in the State of Florida, with respect to the purchase of equipment and cobalt 60 which Nordion holds under the Uniform Commercial Code and which were registered prior to the date of this letter agreement, excluding the Debenture and notification of retention of ownership of 2.6m Curies of cobalt-60 under the agreement dated September 11, 1992, (ii) to discharge the Mortgage and Security Agreement dated October 22, 1991 which secures payment to MDS Nordion by FTSI of up to $600,000 US under the terms of the Reimbursement and Indemnity Agreement dated October 22, 1991 ("Indemnity Agreement"), and
(iii) to discharge the Mortgage and Security Agreement dated January 15, 1992, in favor of securing the Indebtedness under a new mortgage and security agreement.

Florida State Requirements

The parties further agree to amend the Indemnity Agreement in order to replace "Bank of Montreal" in such agreement, with "Canadian Imperial Bank of Commerce or such other bank as may be designated by Nordion from time to time."

Line of Credit

Additionally, FTSI agrees to indemnify and reimburse Nordion for any payment Nordion may otherwise make to Fleet National Bank, pursuant to its obligations under the Unlimited Guaranty and Indemnity Agreement dated October 29, 1998, issued by Nordion to Fleet National Bank, for the purpose of guaranteeing repayment of the line of credit granted to and in favor of FTSI, as amended and as increased in amount from time to time including interest, costs and expenses.

General Indemnity

FTSI agrees to indemnify and reimburse Nordion for any payment made by Nordion to third parties arising from guarantees or indemnities to third parties issued by Nordion for the benefit of FTSI.

Implementation

In order to implement the foregoing the parties agree to register a new mortgage and security agreement replacing the Mortgage and Security Agreement dated January 15, 1992, which shall be substantially in the same form and which shall provide as follows:

(1) provide security for payment of the Debt and interest accruing thereon as set out in the Debenture.

(2) eliminate the total overall mortgage cap (currently capped at $2,000,000US), and replace it with a total overall mortgage cap of $7,000,000US.

(3) provide security to Nordion for any payment up to $600,000 US, to be paid by FTSI to Nordion pursuant to the Indemnity Agreement, wherein, FTS has agreed to indemnify Nordion against payment, up to $600,000 US, required to be made by Nordion to Acstar Insurance Company ("Acstar") pursuant to indemnities entered into by Nordion with Acstar to secure a License and Permit Bond between FTSI and Acstar for the benefit of the State of Florida, in the amount $600,000 US;

(4) eliminate the limit on the amount of additional loans from Mortgagee to Mortgagor under the January 15, 1992 Mortgage and Security Agreement, (currently capped at $500,000 US in additional loans), to provide that the new mortgage and security agreement, to the greatest extent possible, secure (i) FTSI's present or future obligations to Nordion, including but not limited to additional loans interest, costs and expenses; (ii) reimbursement to Nordion for any amount expended by Nordion pursuant to any guarantee, letter of credit, indemnity or any other commitment of any type by Nordion to a third party for the benefit of FTSI including without limitation, any guarantee by Nordion of a present or future working capital loan or line of credit by a third party (including Fleet National Bank), to FTSI.

Costs and Expenses

FTSI further agrees that it shall pay all taxes and penalties including without limitation, documentary stamp taxes and intangible taxes, now or hereafter imposed by applicable governmental authority regarding all prior, existing or future, financing guarantees, indemnities or security transactions between the parties, and shall pay all legal costs and attorney's fees incurred in carrying out the transactions contemplated herein.

Waiver

Nothing contained in this letter agreement invalidates any security now held by Nordion for payment of the Indebtedness and FTSI hereby waives in favor of Nordion and its successors and assigns any claims or defences which FTSI may have regarding or in any way related to the Indebtedness from actions or events prior to this date and further agrees not to raise any such claims or defences, if any, against Nordion or its successors or assigns in civil proceedings or otherwise.

If you concur with the foregoing, please sign in the space provided.

MDS NORDION INC.

By:


We concur this 6th day of
March, 2000

FOOD TECHNOLOGY SERVICE, INC.

By: